Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 1 DATED AUGUST 31, 2023

MASTERWORKS VAULT 1, LLC

This Supplement No. 1 dated August 31, 2023 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023, Amendment No. 2 filed on February 10, 2023, Amendment No. 3 filed on March 1, 2023, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on May 18, 2023, Post-Qualification Amendment No. 1 filed on May 25, 2023, Post-Qualification Amendment No. 2 filed on June 8, 2023, Post-Qualification Amendment No. 3 filed on June 15, 2023, Post-Qualification Amendment No. 4 filed on June 30, 2023, Post-Qualification Amendment No. 5 filed on August 1, 2023 and Post-Qualification Amendment No. 6 filed on August 15, 2023. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular relating to the vesting of SPC Preferred shares earned by Masterworks in respect of management services for Series 315, Series 318, Series 329, Series 339, Series 340, Series 344, Series 345, Series 370, Series 372 and Series 377, which are series of the Company that, as of the date hereof, have not yet had a closing or issued any Class A shares to investors (collectively, the “Updated Series”). In particular, the series designations of each Updated Series and joinder to the management services agreement (collectively, the “Amended Agreements”) have been amended or updated, as applicable, such that the SPC Preferred shares earned in respect of management services for the Updated Series and relevant segregated portfolio will not be subject to vesting. Accordingly, all disclosure in the Offering Circulars relating to vesting of the management shares will not apply to the Updated Series. For the avoidance of doubt, as of the date hereof, no SPC Preferred shares have been earned or issued to Masterworks for management services related to any Updated Series or related segregated portfolio and all other terms and rights of the SPC Preferred shares remain unchanged.

In addition, with respect to all new series of the Company created after the date hereof (collectively, the “Future Series”), no SPC Preferred shares issued with respect to the Future Series will be subject to vesting and such changes are so reflected in the Amended Agreements.

The form of Amended Agreements are attached to the Form 1-U found here and this Supplement should be read in conjunction therewith.

Lastly, with respect to Series 300, Series 319, Series 336, Series 343 and Series 374 (the “Prior Series”), we are currently in the process of seeking to obtain consent from the requisite number of voting shareholders of each Prior Series (the “Requisite Consent”) to (i) accelerate the vesting on management fee shares previously earned, which would take effect on the last day of the calendar quarter in which we receive the requisite shareholder consent (the “Initial Vesting Date”) and (ii) amend the operating agreement, management services agreement and other applicable documents on a date or dates determined by Masterworks in its discretion (the “Amendment Effective Date”) following the date on which we receive the Requisite Consent to accelerate vesting and eliminate the vesting provisions going forward such that all management fee shares earned between the Initial Vesting Date and the Amendment Effective Date (and not otherwise subject to accelerated vesting upon a sale of Artwork) would vest as of the Amendment Effective Date and any management fee shares to be earned and issued to Masterworks after the Amendment Effective Date would not be subject to vesting restrictions.